December 23, 2019

James Karrels
Chief Financial Officer
MacroGenics Inc.
9704 Medical Center Drive
Rockville, Maryland 20850

       Re: MacroGenics Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 26, 2019
           File No. 001-36112

Dear Mr. Karrels:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Life
Sciences